UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Chanticleer Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

15930P404

(CUSIP Number)

February 11, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15930P404	13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Origination Co., LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 905 shares of Preferred Stock(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 905 shares of Preferred Stock(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 905 shares of Preferred Stock(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	The Reporting Person beneficially owns an aggregate of 905 shares of Preferred Stock (as defined below), each share of which is convertible, at the option of the Reporting Person, into such number of shares of Common Stock (as defined below) as determined by dividing 1,000 by the lesser of (i) $1.00 or (ii) 90% of the five day average volume weighted average price of the Common Stock, provided the conversion price has a floor of $0.50 (subject to adjustment for forward and reverse stock splits, recapitalizations and the like). As more fully described in Item 4, the Preferred Stock is subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blocker.

CUSIP No. 15930P404	13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 595 shares of Preferred Stock(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 595 shares of Preferred Stock(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595 shares of Preferred Stock(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	The Reporting Person beneficially owns an aggregate of 595 shares of the Preferred Stock (as defined below), each share of which is convertible, at the option of the Reporting Person, into such number of shares of Common Stock (as defined below) as determined by dividing 1,000 by the lesser of (i) $1.00 or (ii) 90% of the five day average volume weighted average price of the Common Stock, provided the conversion price has a floor of $0.50 (subject to adjustment for forward and reverse stock splits, recapitalizations and the like). As more fully described in Item 4, the Preferred Stock is subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blocker.

CUSIP No. 15930P404	13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Westaim Origination Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 905 shares of Preferred Stock(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 905 shares of Preferred Stock(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 905 shares of Preferred Stock(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	The Reporting Person beneficially owns an aggregate of 905 shares of Preferred Stock (as defined below), each share of which is convertible, at the option of the Reporting Person, into such number of shares of Common Stock (as defined below) as determined by dividing 1,000 by the lesser of (i) $1.00 or (ii) 90% of the five day average volume weighted average price of the Common Stock, provided the conversion price has a floor of $0.50 (subject to adjustment for forward and reverse stock splits, recapitalizations and the like). As more fully described in Item 4, the Preferred Stock is subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blocker.

CUSIP No. 15930P404	13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Fund (Onshore) GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 595 shares of Preferred Stock(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 595 shares of Preferred Stock(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595 shares of Preferred Stock(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	The Reporting Person beneficially owns an aggregate of 595 shares of the Preferred Stock (as defined below), each share of which is convertible, at the option of the Reporting Person, into such number of shares of Common Stock (as defined below) as determined by dividing 1,000 by the lesser of (i) $1.00 or (ii) 90% of the five day average volume weighted average price of the Common Stock, provided the conversion price has a floor of $0.50 (subject to adjustment for forward and reverse stock splits, recapitalizations and the like). As more fully described in Item 4, the Preferred Stock is subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blocker.

CUSIP No. 15930P404	13G	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Investors, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,500 shares of Preferred Stock(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,500,000 shares of Preferred Stock(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500 shares of Preferred Stock(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1)	The Reporting Person beneficially owns an aggregate of 1,500 shares of Preferred Stock (as defined below), each share of which is convertible, into such number of shares of Common Stock (as defined below) as determined by dividing 1,000 by the lesser of (i) $1.00 or (ii) 90% of the five day average volume weighted average price of the Common Stock, provided the conversion price has a floor of $0.50 (subject to adjustment for forward and reverse stock splits, recapitalizations and the like). As more fully described in Item 4, the Preferred Stock is subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blocker.

CUSIP No. 15930P404	13G	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Investors GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,500 shares of Preferred Stock(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,500,000 shares of Preferred Stock(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500 shares of Preferred Stock(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	The Reporting Person beneficially owns an aggregate of 1,500 shares of Preferred Stock (as defined below), each share of which is convertible, into such number of shares of Common Stock (as defined below) as determined by dividing 1,000 by the lesser of (i) $1.00 or (ii) 90% of the five day average volume weighted average price of the Common Stock, provided the conversion price has a floor of $0.50 (subject to adjustment for forward and reverse stock splits, recapitalizations and the like). As more fully described in Item 4, the Preferred Stock is subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blocker.

CUSIP No. 15930P404	13G	Page 8 of 12 Pages

Item 1(a). Name of Issuer:

The name of the issuer is Chanticleer Holdings, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 7621 Little Avenue, Suite 414, Charlotte, North Carolina 28226.

Item 2(a). Names of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Person,” with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Issuer:

Arena Funds

(i) Arena Originating Co., LLC, to which the Investment Manager (as defined below) serves as investment manager, with respect to the shares of Preferred Stock (as defined below) held by it (the “Originating Fund”).

(ii) Arena Special Opportunities Fund, LP, to which the Investment Manager serves as investment manager, with respect to the shares of Preferred Stock held by it (the “Opportunities Fund” and collectively with the Originating Fund, the “Arena Funds”).

Investment Manager

(iii) Arena Investors, LP (the “Investment Manager”), with respect to the shares of Preferred Stock held by the Arena Funds.

Reporting Entities

(iv) Westaim Origination Holdings, Inc., who serves as the managing member of Originating Fund (the “Managing Member”);

(v) Arena Investors GP, LLC, who serves as the general partner for the Investment Manager (the (“Manager General Partner”); and

(vi) Arena Special Opportunities Fund (Onshore) GP, LLC, who serves as the general partner for the Opportunities Fund (the “General Partner” and together with the Managing Member and the Manager General Partner, the “Reporting Entities”).

The Investment Manager, is the investment manager of, and may be deemed to indirectly beneficially own securities owned by, the Arena Funds. The Manager General Partner is the general partner of, and may be deemed to beneficially own securities owned by, Investment Manager. The General Partner is the general partner of, and may be deemed to indirectly beneficially own securities owned by, the Opportunities Fund. The Managing Member is the managing member of, and may be deemed to indirectly beneficially own securities owned by, the Originating Fund. As a result, Advisors and the General Partner share the power to direct the vote and the disposition of the shares of Preferred Stock held of record by Opportunities Fund and Advisors and the Managing Member share the power to direct the vote and the disposition of the shares of Preferred Stock held of record by Originating Fund.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 405 Lexington Avenue, 59th Floor, New York, New York 10174.

CUSIP No. 15930P404	13G	Page 9 of 12 Pages

Item 2(c). Citizenship:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d). Title of Class of Securities:

common stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e). CUSIP Number:

15930P404

Item 3.  If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.  Ownership.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 11,171,140 shares of Common Stock issued and outstanding as of January 24, 2020, as represented in the Company’s Joint Proxy Statement/Prospectus on Form 424(b)(3) filed with the Securities and Exchange Commission on February 11, 2020, and assumes the conversion in full of the series 2 convertible preferred stock of the Issuer owned by the Arena Funds (the “Preferred Stock”) subject to the Blockers (as defined below).

The Arena Funds beneficially owns an aggregate of 1,500 shares of Preferred Stock, each share of which is convertible, at the option of the holder, into such number of shares of Common Stock as determined by dividing 1,000 by the lesser of (i) $1.00 or (ii) 90% of the five day average volume weighted average price of the Common Stock, provided the conversion price has a floor of $0.50 (subject to adjustment for forward and reverse stock splits, recapitalizations and the like).

Pursuant to the terms of the Preferred Stock, the Reporting Persons cannot convert the Preferred Stock to the extent the Reporting Persons would beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock (the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers.

The Investment Manager, is the investment manager of, and may be deemed to indirectly beneficially own securities owned by, the Arena Funds. The Manager General Partner, is the general partner of, and may be deemed to indirectly beneficially own securities owned by, the Investment Manager. The General Partner is the general partner of, and may be deemed to indirectly beneficially own securities owned by, the Opportunities Fund. The Managing Member is the managing member of, and may be deemed to indirectly beneficially own securities owned by, the Originating Fund. As a result, the Investment Manager and the General Partner share the power to direct the vote and the disposition of the shares of Preferred Stock held of record by Opportunities Fund and the Investment Manager and the Managing Member share the power to direct the vote and the disposition of the shares of Preferred Stock held of record by Originating Fund. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

CUSIP No. 15930P404	13G	Page 10 of 12 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 15930P404	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2020

ARENA ORIGINATING CO., LLC
By: Westaim Origination Holdings, Inc., its Managing Member

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND LP
By: Arena Special Opportunities Fund (Onshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA INVESTORS LP
By: Arena Investors GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

WESTAIM ORIGINATION HOLDINGS, INC.

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND (ONSHORE) GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA INVESTORS GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

CUSIP No. 15930P404	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: March 30, 2020

ARENA ORIGINATING CO., LLC
By: Westaim Origination Holdings, Inc., its Managing Member

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND LP
By: Arena Special Opportunities Fund (Onshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA INVESTORS LP
By: Arena Investors GP, LLC, its General Partner

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

WESTAIM ORIGINATION HOLDINGS, INC.

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND (ONSHORE) GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory

ARENA INVESTORS GP, LLC

/s/ Lawrence Cutler
Name: Lawrence Cutler
Title: Authorized Signatory